Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

VoiceLessons Inc.
1101 S Milliken Ave Ste E #625
Ontario, CA 91761
https://www.voicelessons.com

Up to $1,069,999.70 in Common Stock at $0.35
Minimum Target Amount: $9,999.85

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: VoiceLessons Inc.
Address: 1101 S Milliken Ave Ste E #625, Ontario, CA 91761
State of Incorporation: DE
Date Incorporated: July 15, 2016

Terms:

Equity

Offering Minimum: $9,999.85 | 28,571 shares of Common Stock
Offering Maximum: $1,069,999.70 | 3,057,142 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.35
Minimum Investment Amount (per investor): $252.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Base Perks:

-Invest in the first week, get 20% bonus shares

-Invest in the second week, get 15% bonus shares

-Invest in the first month, get 10% bonus shares

Amount-Based Perks:

-Invest $500+ and receive access to a private idea portal

-Invest $1,000+ and receive access to our digital course How The Voice Works*

-Invest $2,500+ and receive access to our digital courses How The Voice Works* and Singing With Style*

-Invest $5,000+ and receive a 4 pack of lessons valued at $500 ($125/hr per lesson)

-Invest $10,000+ and receive Private 1-on-1 Time with CEO and Instructor/Studio Owner Investors obtain credits for 1 year unlimited platform usage

* Lessons or Courses can be gifted to another person at investors discretion.

Audience-Based Perks:

-VoiceLessons.com Early Adopter - 10% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine OWNers' Bonus

VoiceLessons Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.35 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares of Common Stock for $35. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and the Early Adopter / NATS Member Audience-Based Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

VoiceLessons Inc. ("VoiceLessons" or the "Company") is a C-Corporation organized under the laws of the state of Delaware and is headquartered in Ontario, California. VoiceLessons Inc. was organized on July 15, 2016.

The Company sells self-guided and customized training for all singers, linking them with live instruction and asynchronous offers at different prices. In doing so the Company is transforming an old industry so teachers can earn a better living with patented modern technology that reaches and helps more singers.

Connecting singers through the matching system became the next logical step for fostering growth, adoption, and usage of our core VocaLoop® technology in our platform. Revising our go-to-market strategy in this way creates a marketplace to facilitate both sides of the education equation. VoiceLessons.com is releasing a new matching system in partnership with the National Association Teachers of Singing to help its 6,000 member teachers introduce themselves to millions of online singers. Online singing apps for karaoke, like Smule, have 53MAU and we believe they simply do not perform well enough for voice teachers to ensure safe and healthy singing.

VoiceLessons intends to fill gaps in the marketplace with more innovative solutions like self-guided courses, group lessons, video feedback, and gamification challenges to continue to leverage teacher time and provide the mass consumer market with higher quality and more affordable vocal training at entry-level prices.

In an Assignment Agreement between the inventor and CEO, Michael John Elson, and VoiceLessons Inc., dated June 23, 2022, the CEO assigned all patents, both granted and pending, to the Company.

One of the Company's vendors breached a contract between the Company and vendor in 2018. The Company attempted AAA arbitration in 2019, but this did not resolve the dispute. The case went to mediation in May 2022 and the Company was able to reach a mediated settlement agreement (MSA), in which the Company was able to recover damages for the vendor's breach. No counter lawsuit was filed against the Company and the matter is effectively resolved.

Competitors and Industry

Industry

The global online music education market held a market size of USD $130 Million in 2020 and is expected to reach USD $421 Million by 2027.

Competitors

The Company has several competitors in the music education software industry. Some of these competitors include:

TakeLessons.com - Acquired by Microsoft for an undisclosed amount. Their proven group lesson subscription model has been shown to provide value to consumers. TakeLessons has a platform but does not have VocaLoop® or an exercise generator, so we expect to have higher response rates and customer adoption.

Yousician - A music education mobile app for guitar, ukulele, and piano. They offer a small number of singing lessons but this is not the focus of their app. The Company views Yousician as a potential strategic cross-promotion partner, as there are many similar angles between the companies to drive traffic as the Company scales up.

Lessonface.com - A teacher and student matching service for music and acting of all types. In their business model, students pay teachers through the app. The video service is provided by Zoom. This company is a direct competitor of the Company, but they lack our patented lesson technology.

Moosiko - A guitar and ukulele-focused platform for schools and independent teachers. Moosiko offers asynchronous lessons only.

Based on our internal observations, there is no wide-scale national voice lesson company. There are offline national options but, until recently, online voice lessons were not effective or accepted by most. The voice teaching industry is unregulated and mostly composed of very small businesses (1-3 employees) for independent voice teachers. There are also some multi-studio businesses in larger markets.

The vast majority of online singers (Karaoke style) want to learn popular music styles.

Traditionally, the responsibility for arts education has always existed in the higher education market of universities, colleges, and schools. Those organizations teach primarily classical, operatic, or older technical training (acoustic to fill 3000 seats without a microphone). So, our design of the marketplace assists independent voice teachers in finding large numbers of average consumer singers to help grow their businesses.

We further differentiate ourselves from our competitors because we are lucky to have one of the best educators (rated in the top #25 voice teachers in the world) design our curriculum to be evidence-based and scientific for amplified microphone-based commercial music voice training.

Current Stage and Roadmap

Company Milestones

2018 - Early Version 1.0 Product - Founded in 2016 it took nearly 2 years of product development and over 260 customer development interviews with voice teachers.

2019 - Version 2.0 Launch - Launched in July 2019 - Adding teachers and product enhancements.

2020 - NATS Launch & Covid-19 Impact - We began to roll out our software just before the entire industry was pushed, or even forced, into online lessons by the pandemic. We failed to rapidly scale but successfully serviced as many teachers as we could. That period helped us achieve product-market fit and collect product enhancement suggestions from real users.

2021 - Expanding to Matching - We expanded to matching services and discovered a better marketing and scaling plan: Many if not most teachers need extra help in online marketing in order to reach the students so by driving leads into matching our platform product will scale.

Future Milestones

2022 - Our latest Version 3 platform is planned to release in multiple stages with the first one being on or before July 2022 and can provide consumers with in-app purchase subscriptions to engage singers with self-guided e-learning. Students can use our Version 3 matching service to find the perfect voice teacher to achieve their goals and dreams. This revised go-to-market plan can help ensure advertising top-of-funnel efforts drive maximum return for investors while continued development plans will add more features that amplify the derived values on both sides of the market.

Our National Partnership contract with NATS was signed on Feb 10, 2020, just 45 days before Covid-19 became a pandemic. Since the start of the pandemic, we marketed and got plenty of customer adoption, feedback, and learning, so we now understand the best path forward to grow and scale up the business. We have now taken the time to develop carefully and correctly so that capitalization and full commercialization can be possible.

We expect to invite all the voice teachers in NATS in the summer of 2022 into the matching app, while also announcing our fundraising efforts with StartEngine. By onboarding hundreds of voice teachers with profiles into our matching system we plan to seed the teacher side of the market and increase our traction. We also intend to invite the 2700 teachers who already have Version 2 profiles from our own list.

The Team

Officers and Directors

Name: Michael John Elson

Michael John Elson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, President, Secretary, Treasurer
  Dates of Service: July 16, 2016 - Present
  Responsibilities: Administrative duties handling the official business of the company including approval of direction, legal, financial, and record keeping.

- **Position:** Founder, CEO, & CTO
  Dates of Service: July 16, 2016 - Present
  Responsibilities: Develop and execute the business strategy, plans, and operating procedures. Manage the day-to-day activities including marketing, advertising, product development, and customer support. Oversee product development including UX, architecture, design, development, code review, quality assurance, and DevOps for the Company's software. Michael also operates as the Company's Principal Accounting Officer through his responsibilities as CEO. Michael receives no salary for his roles at VoiceLessons but has an equity compensation of 8,000,000 in Common Stock.

Other business experience in the past three years:

- **Employer:** EngineRoom, LLC
  Title: CTO/CMO
  Dates of Service: August 01, 2018 - February 01, 2022
  Responsibilities: Advisor to help create QuickFX.com virtual vfx visual effects studio pipeline

Other business experience in the past three years:

- **Employer:** Auto-Graphics
  Title: Senior Software Developer
  Dates of Service: October 30, 2020 - December 14, 2021
  Responsibilities: remote Full Stack Developer added to their team to polish a

major version upgrade that was having issues working on Angular, Typescript, javascript, C#, MSSQL

Other business experience in the past three years:

- **Employer:** M1TEK LLC
  Title: President & CEO
  Dates of Service: December 15, 2016 - December 31, 2021
  Responsibilities: Software Consulting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk

overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase

price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
Some of our products are still in the prototype phase. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our 1-on-1 voice lessons system. Delays or cost overruns in the development of our Marketplace matching and Group Lesson system and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in development, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business

decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies and/or educational institutions who may currently have products on the market and/or various respective product development programs that compete directly or indirectly with our services. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We also may be perceived as a market threat to any potential instructor, even though our services intend to help them, not compete. Regardless of the reality or perception, we recognize that adoption in the marketplace is necessary and any threat of disruption, valid or not, may cause delays, barriers, or unforeseen circumstances. The company has multiple utility patents to protect the platform and a continuation application in progress to further protect our novelty in the marketplace.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
VoiceLessons, Inc. was formed on July 16, 2016. Accordingly, the Company has a brief history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to the same business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. VoiceLessons, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. So we will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. We note that other online marketplace businesses like Amazon or TakeLessons.com were not profitable for 10 years or some unknown lengthy period. But, we believe the past 6 years of bootstrapping was absolutely necessary to get out of development, to run many tests of the market, offers, and products on both sides of the market, to develop an understanding the market as we claim we possess, to make connections, strategic partners, and find the "right" people. Thus we are in the startup phase, creating the best possible business model(s) to generate the highest returns for our investors, as soon as possible. We cannot warrant or guarantee any future profits, but we can tell you that early money goes the furthest and we believe there is a bright future ahead.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that VoiceLessons.com is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed.

We have existing patents that we might not be able to protect properly
The company has 3 utility patents already (#10008190, #10410614, #10964298) issued to protect the platform and a continuation application (#17/301097) in progress to further protect our novelty in the marketplace. One of the Company's most valuable assets is its intellectual property. The Company owns multiple trademarks, copyrights, video and course productions, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

The company has 3 utility patents already (#10008190, #10410614, #10964298) issued to protect the platform and a continuation application (#17/301097) in progress to further protect our novelty in the marketplace. One of the Company's most valuable assets is its intellectual property. The Company owns multiple trademarks, copyrights, video and course productions, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals

for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We currently rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, marketing, and software development. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Our goal is to bring business functions in-house as we grow.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on VoiceLessons.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on VoiceLessons.com could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michael John Elson	8,000,000	Common Stock	82.05%

The Company's Securities

The Company has authorized Common Stock, and Founder's Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,057,142 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 9,750,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 436,000 of shares to be issued pursuant to stock options issued.

The total amount outstanding includes 564,000 of shares to be issued pursuant to stock options, reserved but unissued.

Founder's Convertible Note

The security will convert into Preferred stock and the terms of the Founder's Convertible Note are outlined below:

Amount outstanding: $819,506.90
Maturity Date: July 16, 2026
Interest Rate: 3.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: qualified financing round greater than $500,000 of preferred stock

Material Rights

The Company's Board Resolution authorizing this Reg CF offering includes the following provision:

RESOLVED, that the funds received by the Company directly in exchange for the Securities issued to an investor pursuant to the Crowdfunding Offering shall not be used to repay that certain F&F Convertible Promissory Note, effective July 20, 2016, made by the Company in favor of Michael Elson as holder, as amended effective June 29, 2018, as the same may be amended from time to time, attached hereto as Exhibit B [of the Board Resolution].

What it means to be a minority holder

As a minority holder of Common Stock in VoiceLessons Inc., you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $750.00
  Number of Securities Sold: 750,000
  Use of proceeds: Available cash
  Date: June 15, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended June 30, 2020 compared to year ended June 30, 2019

Revenue

The year end 2020 revenues of $47,551 represents an increase over 2019 because we started our marketing campaign in early 2020 and prior to Covid-19 we began our efforts to prove product market fit for our proprietary software platform.

Cost of sales

Our marketing and advertising spends also increased to over $30,000 to test various campaigns including online and offline acquisition of instructors.

Expenses

The total expenses of $231,190.00 in 2020 is less than the prior year $257,327.24 in 2019 as we spent less on R&D investments into our platform.

Year ended June 30, 2021 compared to year ended June 30, 2020

Revenue

The year end 2021 revenues of $128,702 represents a 266% increase over 2020.

Cost of sales

We spent less than $30,000 on advertising and marketing during the year ending 2021 which is less than we spent the previous year as we had gained some efficiencies in our marketing campaigns.

Expenses

The total expenses of $151,685.00 in 2021 is less than the prior year $231,190.00 in 2020 as we shifted efforts into operations and administration of our platform.

Historical results and cash flows:

The historical cash flows are lower than what we expect in the future because we have identified more profitable business models that have the potential to create positive cash flows.

We expect to make more investments into further development of the platform and will increase our expenses to invest more cash than we generate over the next 6-18 months which we need to grow into the new models, and we expect the investment to yield a 3x increase to our revenue potential and then also cash as we scale up.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has $60,000 in cash available.

Therer are no existing lines of credit or shareholder loans other than the Founders Convertible Note.

There are credit cards with total line of credit of $72,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We have current resources to continue for at least 6 months and we expect our next version will generate revenues for the business to create positive cash flows.

Funds provided from investors will extend our runway much longer as well as provide additional working capital to ensure our next campaigns are the most successful they can become.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this raise will increase the overall chances of success of the multiple pivots to more profitable business models that are easier to scale up with less friction to larger markets. The total funds for future growth is 80% from this campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company will be able to operate for at least 6 months using cash on hand.

The company has trimmed all current, regular and ongoing expenses it can to be around $100,000 operating expenses per year.

How long will you be able to operate the company if you raise your maximum funding goal?

The company will be able to operate for at least 18 months with the maximum funding but expects sustained profits to be realized faster.

The company has trimmed all current, regular and ongoing expenses to be around $100,000 per year. However, with the investment funds, the company will increase expenses to deploy capital.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company has ambitions to join an accelerator in the coming years to help with scaling up the business. The company also believes additional investments and funding may be required to fully commercialize the opportunity by running mass market consumer advertising as well as expansion into Telehealth.

Indebtedness

- **Creditor:** Michael John Elson
  Amount Owed: $819,506.90
  Interest Rate: 3.0%
  Maturity Date: July 20, 2026

The promissory note automatically converts in a "Qualified Financing" and a Qualified Financing is defined in Section 1.3 as a sale of preferred stock. Reg CF is a sale of common stock, not preferred stock, so the automatic conversion in Section 4.1 would not be triggered by the Reg CF.

- **Creditor:** Synchrony Bank
  Amount Owed: $8,196.04
  Interest Rate: 9.64%
  Maturity Date: October 17, 2025

- **Creditor:** NEWITY-PPP2
  Amount Owed: $10,800.00
  Interest Rate: 1.0%
  Maturity Date: February 16, 2026

- **Creditor:** SBA Loan
  Amount Owed: $7,500.00
  Interest Rate: 3.75%
  Maturity Date: June 17, 2050

- **Creditor:** Stripe Capital
  Amount Owed: $4,070.37
  Interest Rate: 13.6%
  Maturity Date: November 02, 2022

- **Creditor:** M1TEK LLC
  Amount Owed: $9,700.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** M1TEK LLC
  Names of 20% owners: Michael John Elson
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $9,700 for the consulting company
  Material Terms: During 2020 and 2021, the Company's founder performed work in the amount of $9,700 for the consulting company, M1TEK (also owned by the Company's founder), and in exchange for time and services M1TEK benefited, M1TEK paid VoiceLessons Inc money as sponsorship fees.

- **Name of Entity:** Michael Elson
  Relationship to Company: CEO, Director, 20%+ Owner
  Nature / amount of interest in the transaction: Convertible Notes
  Material Terms: $819,506.90 in Convertible Notes. Please refer to the Company

Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities.

Valuation

Pre-Money Valuation: $3,412,500.00

Valuation Details:

VoiceLessons Inc. ("VoiceLessons" or the "Company") has determined its pre-money valuation based on an analysis of the following factors:

EBIDTA Multiple

The Company intends to value our company as a Software-as-a-Service (SaaS) model utilizing the industry-standard formula below:

10 x EBITDA = valuation

The Company believes our pivots to the marketplace business model and National Partnership will commercialize the business to meet the valuation set forth.

For example, we believe the new marketplace business model alone, when successfully commercialized at scale supports a $90,000+ per month ($1,080,000+ annually) revenue stream, and after deducting expected expenses, the EBITDA will be $432,000 annually, multiplied by 10x ($4,320,000 +/- valuation) to support a $3,412,500 pre-money valuation and a $4,482,500 post-money valuation. Our internal operating benchmarks are anticipated to be 20% COGS, 80% Gross Margin, 20% Marketing and R&D, 20% SG&A, and steady-state profit goal of 40%.

In our analysis, the figure of $90,000 MRR is composed of 3950 instructors and students paying an average revenue per user (ARPU) of $23/month. The percentages for COGS, Marketing/R&D, SGA are based on past performance adjusted for planned operating standards at scale. The Steady-State Profit Goal of 40% after costs and expenses $432,000 EBITDA (steady-state profit). We expect to achieve approximately 80% of this goal pre-raise based on current plans to start the market pivot to matching and group lessons beginning in July this year over the next six months. We then expect post-raise to grow this by 31% with accelerated marketing through the end of 2022 and into the first six months of 2023. We do not expect any major hurdles because we have the software designed and in production. And we have agreements with NATS to market to their membership. We anticipate that the only potential hurdles are unknown competitors or market forces.

The Company's Product

Additionally, we believe the Company has provided potential investors with more pivots and expansions that increase its valuation with group lesson services, vocal.ly brand to younger markets in singing, and Telehealth to larger markets which make our valuation potential larger, however we are conservative in our valuation to provide the Company the means to grow in stages and possibly multiple rounds of investment.

This round of capital investment will enable the Company's new business models to provide the potential increases in value proposition design between singers and instructors simultaneously creating new connections to enable commerce in a much larger market.

We believe our early market tests, which have grossed over $240,000, have proven product market fit and provided critical feedback on our next steps to higher profit margins and more profitable business model designs.

The Company's Partnership

We have secured a National Partnership with one of the largest voice teacher associations in the USA called NATS, the National Association of Teachers of Singing, which has over 6000+ members.

Intellectual Property

The inventor Michael Elson was granted 3 utility patents, with one pending for a 4th patent, and recently has assigned them all to the Company. We believe the patents alone can justify the Company's pre-money valuation.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In marking this calculation, we have assumed all outstanding and reserved options with a right to acquire shares are exercised.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $819,506.90 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.85 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  94.5%
  Building Version 3 Platform to be Commercially Scalable to Millions, Load Testing, Scaling and Gaiting Controls, and Extra Special Top Secret Missions

If we raise the over allotment amount of $1,069,999.70, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  30.0%
  Crowdfunding Marketing, Content Marketing, Social Media marketing, Video Production, YouTube Channel Makeover

- *Research & Development*
  28.0%
  Building Version 3 Platform to be Commercially Scalable to Millions, Load Testing, and Scaling and Gaiting Controls

- *Company Employment*
  24.0%
  Adding helpers to the team

- *Operations*
  10.0%
  Streamlining and upgrading tools

- *Misc*
  2.5%
  Attorney fees

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than October 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.voicelessons.com (https://www.voicelessons.com/about).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/voice-lessons

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR VoiceLessons Inc.

[See attached]

VOICELESSONS INC

FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
VoiceLessons Inc.
Rancho Cucamonga, California

We have reviewed the accompanying financial statements of VoiceLessons Inc (the "Company,"), which comprise the balance sheet as of June 30, 2021, and June 30, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending June 30, 2021 and June 30, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 15, 2022
Los Angeles, California

VOICELESSONS INC
BALANCE SHEET
(UNAUDITED)

As of June 30,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	13,299	$	19,243
Prepaids and Other Current Assets		10,000		-
Total Current Assets		**23,299**		**19,243**
Property and Equipment, net		5,274		13,026
Intangible Assets		32,912		35,270
Total Assets	**$**	**61,485**	**$**	**67,538**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	17,332	$	-
Credit Card		54,907		71,372
Current Portion of Loans and Notes		29,148		2,095
Other Current Liabilities		2,266		7,606
Total Current Liabilities		**103,654**		**81,073**
Promissory Notes and Loans		18,537		23,929
Convertible Note		756,927		732,563
Accrued Interest on Convertible Note		69,892		47,184
Total Liabilities		**949,009**		**884,748**
STOCKHOLDERS EQUITY				
Common Stock		80		80
Retained Earnings/(Accumulated Deficit)		(887,604)		(817,290)
Total Stockholders' Equity		**(887,524)**		**(817,210)**
Total Liabilities and Stockholders' Equity	**$**	**61,485**	**$**	**67,538**

See accompanying notes to financial statements.

VOICELESSONS INC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended June 30,		**2021**		**2020**
(USD $ in Dollars)				
Net Revenue	$	128,702	$	48,343
Cost of Goods Sold		15,826		792
Gross profit		112,875		47,551
Operating expenses				
General and Administrative		124,260		200,578
Research and Development		717		-
Sales and Marketing		26,709		30,612
Total operating expenses		151,685		231,190
Operating Income/(Loss)		(38,810)		(183,639)
Interest Expense		31,504		23,253
Other Loss/(Income)		(0)		(1,004)
Income/(Loss) before provision for income taxes		(70,314)		(205,888)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(70,314)**	**$**	**(205,888)**

See accompanying notes to financial statements.

VOICELESSONS INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount		
Balance—June 30, 2019	8,000,000	**$ 80**	**$ (611,402)**	**$ (611,322)**
Issuance of Stock	-	-		
Net income/(loss)			(205,888)	(205,888)
Balance—June 30, 2020	8,000,000	80	$ (817,290)	**$ (817,210)**
Issuance of Stock	-	-		
Net income/(loss)			(70,314)	(70,314)
Balance—June 30, 2021	**8,000,000**	**$ 80**	**$ (887,604)**	**$ (887,524)**

See accompanying notes to financial statements.

VOICELESSONS INC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended June 30,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(70,314)	$	(205,888)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		7,752		11,495
Amortization of Intangibles		2,613		2,613
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		(10,000)		-
Accounts Payable		17,332		-
Credit Card		(16,465)		68,448
Other Current Liabilities		(5,340)		7,606
Net cash provided/(used) by operating activities		**(74,422)**		**(115,726)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		(14,663)
Purchases of Intangible Assets		(255)		-
Net cash provided/(used) in investing activities		**(255)**		**(14,663)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		-
Borrowing on Promissory Notes and Loans		21,662		26,023
Borrowing on Convertible Notes		47,072		29,278
Net cash provided/(used) by financing activities		**68,734**		**55,302**
Change in Cash		(5,944)		(75,087)
Cash—beginning of year		19,243		94,329
Cash—end of year	**$**	**13,299**	**$**	**19,243**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

VoiceLessons Inc was incorporated on July 15, 2016, in the state of Delaware. The financial statements of VoiceLessons Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Rancho Cucamonga, California.

VoiceLessons Inc connects singers and instructors to the resources they need to succeed as performers and trainers. It is a premier online music education marketplace and platform for vocal and musical training.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the fiscal year ended June 30, as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2021, and June 30, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of June 30, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Furniture & Fixtures	5 years
Office Equipment	3 years
Computer Equipment	5 years
Other fixed assets	3-5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Intangible assets consist of IP domain with finite lives, which are recorded at cost and amortized commencing when the assets are available for use. Amortization is calculated using the straight-line basis as management believes this approach best reflects consumption and benefit patterns pertaining to the asset's use. Website domain is amortized over a useful life of fifteen years.

Other intangibles include trademark. Trademark costs are indefinitely lived.

Income Taxes

VoiceLessons Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its online music education services. The Company sells a teacher subscription platform, one-time sale digital courses to students and teachers, and matching subscriptions for teachers and students. The Company sells through online marketing using ads placement, blog presence and social media direct to singers on the internet, and ads and direct marketing to teachers via professional association partnership.

Cost of sales

Costs of goods sold include subscriptions to software or access to e-learning by IP licensing content from creators.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended June 30, 2021, and June 30, 2020 amounted to $26,709 and $30,612, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 15, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended June 30,	2021	2020
Music Licenses Royalty Pre-Payments	10,000	
Total Prepaids and Other Current Assets	**$ 10,000**	**$ -**

Other current liabilities consist of the following items:

As of Year Ended June 30,	2021	2020
Prepaid Platform Fees	2,266	7,606
Total Other Current Liabilities	**$ 2,266**	**$ 7,606**

4. PROPERTY AND EQUIPMENT

As of June 30, 2021, and June 30, 2020, property and equipment consists of:

As of Year Ended June 30,	2021	2020
Furniture & Fixtures	$ 3,385	$ 3,385
Office Equipment	3,102	3,102
Computer Equipment	9,479	9,479
Other fixed assets	16,163	16,163
Property and Equipment, at Cost	**32,129**	**32,129**
Accumulated depreciation	(26,855)	(19,103)
Property and Equipment, Net	**$ 5,274**	**$ 13,026**

Depreciation expenses for property and equipment for the fiscal year ended June 30, 2021, and 2020 were in the amount of $7,752 and $11,495 respectively.

5. INTANGIBLE ASSETS

As of June 30, 2021, and June 30, 2020, intangible assets consist of:

As of Year Ended June 30,		2021		2020
IP - Domain Names	$	39,189	$	39,189
Trademarks		255		-
Intangible assets, at cost		**39,444**		**39,189**
Accumulated amortization		(6,531)		(3,919)
Intangible assets, Net	**$**	**32,912**	**$**	**35,270**

Entire intangible assets have been amortized. Amortization expenses for IP-domain names for the fiscal year ended June 30, 2021, and 2020 was in the amount of $2,613 and $2,613 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of June 30, 2021:

Period		Amortization Expense
2022	$	2,613
2023		2,613
2024		2,613
2025		2,613
Thereafter		22,462
Total	**$**	**32,912**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of June 30, 2021, and June 30, 2020, 8,000,000 shares of Common Stock have been issued and are outstanding.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended June 2021					For the Year Ended June 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
Piano Loan	$ 14,662	9.64%	07/01/2018	07/01/2025	$ 895	$ 895	$ 2,095	$ 7,191	$ 9,285	$ 1,101	$ 1,101	$ 2,095	$ 9,329	$ 11,423
Stripe Capital Program	$ 13,000	$ 1,768	05/05/2021	11/03/2022	$ 1,768	$ 1,768	$ 13,000	$ -	$ 14,768					
PPP Loan First Draw	$ 11,800	1.00%	05/15/2020	forgiven	$ 118	$ 118	$ 11,800	$ -	$ 11,800	$ 10	$ 10	$ -	$ 11,800	$ 11,800
SBA Loan	$ 2,800	3.75%	06/17/2020	06/17/2050	$ 105	$ 105	$ 93	$ 2,707	$ 2,800	$ -	$ -	$ -	$ 2,800	$ 2,800
PPP Loan Second Draw	$ 10,800	1.00%	02/16/2021	02/16/2025	$ 108	$ 108	$ 2,160	$ 8,640	$ 10,800					
Total					**$ 2,994**	**$ 2,994**	**$ 29,148**	**$ 18,537**	**$ 49,453**	**$ 1,111**	**$ 1,111**	**$ 2,095**	**$ 23,929**	**$ 26,023**

The summary of the future maturities is as follows:

As of Year Ended June 30, 2021	
2022	$ 29,148
2023	5,142
2024	5,142
2025	5,142
2026	93
Thereafter	3,019
Total	**$ 47,685**

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended June 2021					For the Year Ended June 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note (shareholder)	$ 756,927	3.00%	07/20/2016	07/20/2026	22,708	69,892		756,927	756,927	22,014	47,184		$ 732,563	732,563
Total	**$ 756,927**				**$ 22,708**	**$ 69,892**	**$ -**	**$ 756,927**	**$ 756,927**	**$ 22,014**	**$ 47,184**	**$ -**	**$ 732,563**	**$ 732,563**

The convertible notes are convertible into Financing Conversion Securities (securities with identical rights, privileges, preferences and restrictions as the Qualified Financing Securities issued to new investors in a Qualified Financing at a conversion price. The conversion price is defined as the lowest per share purchase price paid for the Qualified Financing Securities by the investors of new money in the Qualified Financing, multiplied by 0.80. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. INCOME TAXES

The provision for income taxes for the year ended June 30, 2021, and June 30, 2020 consists of the following:

As of Year Ended June 30,		2021		2020
Net Operating Loss	$	(20,982)	$	(50,721)
Valuation Allowance		20,982		50,721
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on June 30, 2021, and June 30, 2020 are as follows:

As of Year Ended June 30,		2021		2020
Net Operating Loss	$	(147,380)	$	(126,398)
Valuation Allowance		147,380		126,398
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of June 30, 2021, and June 30, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending June 30, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $493,901, and the Company had state net operating loss ("NOL") carryforwards of approximately $493,901. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of June 30, 2021, and June 30, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of June 30, 2021, and June 30, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

During 2020 and 2021, the Company's founder performed work in the amount of $9,700 for the consulting company, M1TEK (also owned by the Company's founder), and in exchange for time and services M1TEK benefited, M1TEK paid VoiceLessons Inc money as sponsorship fees.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from June 30, 2021, through June 15, 2022, which is the date the financial statements were available to be issued.

As of June 2, 2022, the Company increased the authorized number of shares of Common Stock from Ten Million (10,000,000) to Twenty Million (20,000,000).

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally will have a term of ten years.

On June 14, 2022, the Company issued 750,000 Common Stock and 436,000 stock options.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $38,810, an operating cash flow loss of $74,422, and liquid assets in cash of $13,299, which less than a year's worth of cash reserves as of June 30, 2021

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VoiceLessons.com

Vocal training that works, anywhere, anytime.



VOICE LESSONS
Audio Lag Solved
Online Voice Lesson Technology
Closing in 3 days

Website | Ontario, CA | SOFTWARE & SERVICES

$50,335 raised

18 Investors	$3.41M Valuation
$0.35 Price per Share	$252.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	3 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

At Voice Lessons, we believe we are one of the top companies leading the way in providing the best technology available for vocal training online. Our VocaLoop® Technology provides high-quality audio and video streaming, library functions and custom-made vocal accompaniment for any vocal exercise, all without audio lag. We currently have our 1-on-1 private lessons system available on the market, and have spent years in research, development, and market testing, gearing us up to launch our consumer go-to-market strategy. Over the past several years we solved the technology conundrum, known as internet audio lag, that erodes the effectiveness of online vocal instruction. Audio lag is the disparity between multiple sound inputs arriving at their destination at different times. In a vocal or musical situation, this would result in the sounds of an instrument, such as a piano, never being in rhythm with the vocal sounds of the singer. Internet audio lag limits the instructors ability to provide effective education to the vocal student, rendering many online vocal meeting platforms professionally undesirable. Our patented VocaLoop® Technology provides custom-made vocal accompaniment for any vocal exercise, without the internet audio lag.

Overview | Team | Terms | Updates 18 | Comments | Follow

Reasons to Invest

- We believe that by expanding our VocaLoop technology to group lessons, we can potentially increase our user base by up to 3X and help teachers increase their earned money by up to 3X - creating a potential NET impact of 9X."
- Market opportunity has grown by 4X since Covid. Before the pandemic, only 15% of teachers were working online. As of August 2021, 60% of voice teachers said they intend to continue teaching online after COVID restrictions are lifted. (source, source)
- Secured Partnership with National Association of Teachers of Singing to invite its 6,000+ members worldwide to enable our next pivot into creating a marketplace where teachers can have multiple income streams and price points.

Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

Rewards

Get rewarded for investing more into VoiceLessons.com:

$252+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

OVERVIEW

Vocal training that works - anywhere, anytime.

At VoiceLessons, we enable instructors and singers alike to expand their craft into an online presence. With 59% of teachers working in a suburban or rural setting, this increases many teachers' prospects for increasing their income. (source)

Singing is one of the most beloved arts - yet we believe most singers do not know how to improve, and thousands of voice teachers who work from home wish they had more students.


We support the human love of singing through
better, affordable learning
that benefits teachers & students around the world.

Removing Barriers - We are here to bring singers and instructors together online by removing geographical, technological, and psychological barriers, and creating a more fulfilling experience for both. Our options for synchronous and asynchronous learning remove traditional pricing barriers and ensure that all singers have the flexibility to create their own path to achieve their goals.


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VoiceLessons' mission is to deliver the highest quality, most effective online singing lessons available. We see a new way to support the human love of singing through better, more affordable learning that benefits teachers and students for a lifetime of singing all over the world.

That means we aim to...

- Educate the singer market
- Provide remote learning solutions
- Improve audio quality solutions
- Help find new students
- Recruit teachers
- Match students and teachers
- Manage schedules and payments
- Innovate practice and training tools
- Build a social community centered on vocal learning

Our Goal is Bringing Accessibility to Everyone:

- **Convenience** - According to our internal research from 2016, 36.5% of respondents who would not study live with a teacher, said they would study voice lessons over the internet if the technology platform existed. That number has only gone up post-pandemic. The Digital Learning Pulse survey found that after the 2020-2021 school year, 76% of higher education students said they "somewhat" or "strongly" agreed that "they would like to take some online courses in the future." (source)
- **Location** - Connect remotely, from anywhere.
- **Cost -** Affordable programs for all singers including those who already take lessons and those who have never had a lesson ready to enter the market. According to our internal research, as many as 55% of the 25 million singers online looking to improve have never had a single voice lesson and do not know how to get started or can't afford private lessons.

$500+
Investment
Tier 1
Invest $500+ and receive access to a private idea portal

$1,000+
Investment
Tier 2
Invest $1,000+ and receive access to our digital course How The Voice Works*

$2,500+
Investment
Tier 3
Invest $2,500+ and receive access to our digital courses How The Voice Works* and Singing With Style*

$5,000+
Investment
Tier 4
Invest $5,000+ and receive a 4 pack of lessons valued at $500 ($125/hr per lesson)

$10,000+
Investment
Tier 5
Invest $10,000+ and receive Private 1-on-1 Time with CEO and Instructor/Studio Owner Investors obtain credits for 1 year unlimited platform usage

THE PROBLEM

Online voice lessons have audio lag

Teaching online over video chat platforms can have many “hangups”. Not only do they glitch out and freeze, but there is almost always an audio lag making it impossible to do things in unison like singing or playing music.

Not to mention, according to our research, current music and voice lesson **services are out of date** and do not possess modern vocal teaching methods to create true, healthy, and sustainable results over the internet.


Live Online Teaching With Audio Lag
1
2
3
www
4
5
6
7
www
8
9

(1) Instructor plays a musical instrument (2) transduced by microphone (3) transmitted over network (4) playback out speaker (5) heard by remote singer (6) singing into microphone (7) transmitted over network (8) playback out speaker (9) heard by local player

Audio lags up to 1 second or more can be frustrating and distracting to the learning experience, especially when it comes to correcting and instituting healthy vocal production. VoiceLessons.com's patented technology avoids audio lags, stores interactive libraries of accompaniment tracks, scores and lead sheets, and records and stores lesson video so the teacher and student don't have to.

HOW to practice between lessons is another problem that singers experience when trying to drill the exercises from their lessons. Novice students benefit tremendously from following their teacher prescribed practice routines.

And, finally, **most students and teachers can’t easily find each other**.
Oftentimes students don’t know where to find trustworthy, individualized instruction they can afford and teachers are not experts in online marketing; both benefit from a matching service in this exciting new world of online teaching.


We feel that, in using our software, online voice lessons are in many ways BETTER than in person lessons
Teaching online REQUIRES specialized software to...
-solve audio lag
-enable customized exercises
-enable better practicing
-provide modern teaching methods
...so voices progress quickly!

THE MARKET

An aged industry ripe for change

Singing and the vocal arts go back millennia. There are 16,000 voice teachers in the US alone, and 25 million singers. Every year, over 1 million new singers enter the market (source). The National Endowment of the Arts survey of Public Participation in the Arts found that 8.8 million (2.7%) Americans in 2017 were engaged in formal music study. Another 33.5 million (10.3%) engaged in informal music study (source). These are the singers we would like to engage by offering lower-cost and effective options.

Additionally, according to real singers that have signed up on VoiceLessons.com, 66% of students' budgets are under $100 per month which makes regular weekly solo private lessons unreachable for a large segment of the market. With this group-oriented option, we could potentially triple our revenue.

Before the pandemic, just 15% of this industry existed online. A recent NATS survey shows now that 60% of the market intends to continue online lessons in some capacity. (source)


Market Cap $7.3 Billion
128M
TAM
128M study performing arts
32M
SAM
32M study singing
1M
SOM
1M take private lessons

**Based on internal research and estimates*

TAM = Total Available Market - 128M = Personally Performing or Creating Art An equally large group of Americans (54 percent, or 128 million) created ANY artworks or performances over the same period.

SAM = Serviceable Available Market - 25% of 128M = 32M

SOM = Serviceable Obtainable Market - 1M - historical figure in industry is around 3% of singers actually take private lesson

Source: Berkshire Hathaway

We believe that by expanding our VocaLoop technology to group lessons, we can potentially increase our user base by up to 3X and help teachers increase their earned money by up to 3X - creating a potential NET impact of 9X. Furthermore, group lessons increase our Serviceable Obtainable Market from 1 million to 3 million singers.

All in all, we feel to be in a uniquely strong position with patents, technology design, and market insight. We anticipate that the market is now ready and expecting to be able to shift to a virtual world, and based on our years of R&D iterating our suite of services - we feel ready to meet this demand.

We think our platform is unique because...

- **Marketplace matching**: For teachers looking to grow online or offline, our new marketplace for online teaching can bring students to you! This pivot utilizes customer factories on both sides of the market to start scaling up the overall platform usage and subscription fees.
- **Self-study digital learning:** Our smartphone app that utilizes our patented vocal exercise generator. We offer the only online singing courses that enable singers to customize exercise routines in the palm of their hand.
- **On-demand instructors:** We offer an extensive product line that funnels students from free users to freemium to content subscribers to private lessons. This ensures that everyone can find a path that works for them at a price point that fits their budget.

THE SOLUTION

Vocal training online meets high-end technology

We believe we are part of a new generation of educators transforming learning for singers around the world while helping instructors create new streams of income to grow their studios.



VOICE LESSONS
LESSON
MEDIA
CHAT
LESSON QUEUE
Briana Anderson
END CHORD
EXERCISES
SONG
CONNECTED

We believe we are one of the top companies leading the way in providing the best technology available for vocal training online.

Online without the audio latency. VocaLoop® technology provides custom-made vocal accompaniment for any vocal exercise - using rhythmic repeating patterns in a loop, with any absolute key change, just like in a face-to-face lesson.



Live Online Teaching Without Audio Lag
VocaLoop®
1
2
3
4
5
6
7
8
9
www

(1) Instructor plays a midi instrument ~~(2) transducer by microphone~~ (3) transmitted over network (4) playback out speaker (5) heard by remote singer (6) singing into microphone (7) transmitted over network (8) playback out speaker (9) heard by local player

Solved: Eliminating the audio lag solves the largest pain point with online voice lessons. Live online vocal exercises are sent from the teacher using a digital keyboard to the student and played directly on the student side, which solves the audio delay using our patented technology.

Solved: Providing an interactive history of EACH lesson so even the most novice student can practice in just the way their teacher intends. Specialized platform for practice, study, and live real-time lessons that promote 1-on-1 private or affordable group lessons with a customized library of vocal exercises which enable teachers to assign exercises, listen to student practice, and provide feedback.

Solved: Matching students and teachers helps both the prospective student and the teacher.

We provide a way so that students who want lessons but don't know how to find a qualified teacher are matched to the right teacher who needs help with marketing to grow their online studio.



MAJOR PAIN POINT SOLVED:
VocaLoop® Technology...
NO audio lag
Our patented technology eliminates lag.

BENEFITS TO STUDENTS:

- Students can develop their voice from the comfort and privacy of their own home
- Students can expand their network and access to top teachers from NY, LA, and more
- Our Practice App allows the student's practice time to be guided by the teacher even when they are apart. The mobile practice app was designed for convenience: The student can practice their customized workouts anytime and anywhere, exactly as the teacher prescribed to develop singing skills between lessons. Students can save their favorites, avoid wasting time and continually improve their voice.

Actual Evidence-Based (source) Training Results:


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Our business model is similar both to dating matching services as well as low-cost education product delivery. We discovered during research and development that rather than scale up with a 1-on-1 private teaching model solution, we can create services for a larger number of students by adding one of the highest quality group training solutions on the market, making the business model significantly more profitable.


Group Supersized Opportunity
Expanding to group lessons has the potential to **increase our SOM** *(servicable obtainable market)* by
3X
97M
SAM
3M
SOM
128M
TAM

TAM = Total Available Market Size in People

SAM = Serviceable Available Market Size in People

SOM = Serviceable Obtainable Market Size in People

**Based on internal research*

Adding the group lesson technology creates an even bigger opportunity by bringing in students at a lower price point than solo private lessons, and allowing teachers to leverage their time in front of more students. Teaching group lessons can increase teacher income by up to 3x and students can gain access at affordable price points.

VoiceLessons online high-end technology solutions provide both the most up-to-date **lesson platform** and **matching service**:

LESSON PLATFORM:

- Video Recording
- VocaLoop® Technology
- High Quality Audio

MATCHING SERVICE:

- Pay-per-lead subscription
- Grow On-Demand
- Cure Retention Problems
- Fill Gaps in Schedule



Business Model
Key Partner
nats
NATIONAL ASSOCIATION OF TEACHERS OF SINGING, INC.
1944
6000+ teachers
Key Activities
Group lessons & group demos
Key Resources
Leverage teachers' time
Customer Segments
Mass market the hobby student < $100/month budget
Value Props
1 Leverage teacher's time
2 Students get 75% discount
Cost Structure
Group plans will exist between $30-$100/month
9X
3X
NET impact of group has the potential to be 9X stronger value proposition & can potentially increase our target revenue model 3X to $22 Million

Based on internal research

See what teachers are saying...



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**The testimonial below may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

OUR TRACTION

Researched for years, tested the market, and proved product market fit during pandemic

We tested our current version of Voice Lessons with more than 650 teachers (4% of the teacher market) and are now implementing the third version with lessons learned.


Sales By Fiscal Year
Within 3 years, we have increased our sales more than
19X
$127,419.89
$59,119.64
$6,529.02
2018-2019
2019-2020
2020-2021

Here's some insights we took away from our research and development:

Pivot to group: Through testing our platform with private, one-on-one lessons we found that we will have greater market fit and scalability by building a system that accommodates group lessons, which has meant a rebuild of the platform from the ground up.

Pivot to matching: By testing a matching service in 2020-2022 between teachers and students, we found that we can scale teachers faster and with less friction by quickly loading them up with students. While benefiting the teachers and students with free and subscription based matching, we are creating more use of our subscription-based, proprietary platform.

Upon these discoveries, we've been able to accomplish a lot in the last 6 months...

- **Partnership** with the National Association Teachers of Singing (NATS) (source)
- **Launched** Marketplace Pivot
- **Connected** with 6000 Voice Teachers with NATS

Here's a closer look at our current status, and how we got here.


Early Version 1.0 Product
Version 2.0 Launch
NATS Launch & COVID_19 Impact
Group & Marketplace Testing
Resume Scaling Teachers - Today!
Anticipated Launch of Vocal.ly & Beyond

WHY INVEST

Creating a future of successful performers and teachers

We are on a mission to connect singers and instructors to the resources they need to succeed as performers and trainers.

Successful Performers Use Remote Teaching with Voice Lessons:


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**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

Voice Teachers can teach remotely from wherever to Go Nomad!


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**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

We are already executing our six years of R&D with a go-to-market strategy that will commercialize the business as a marketplace, and aim to become an international player in the industry. Success means raising sufficient funds, deploying the capital into the plan, and reaching the scaling stage.

OUR FUTURE

A couple future expansion plans and pivots for your consideration

We plan to divert the majority of your investments into our marketplace matching and group lesson system development and marketing efforts to complete those pivots and aim to ensure our multi-sided flywheels are spinning at optimal speed for controlled growth, but we won't stop there! We have the vision to expand our business even further with more pivots and may seek additional capital to increase shareholder wealth.

Pivot to larger audiences: We identified an even larger market for service of ages 12-20 and intend on rebranding to Vocal.ly to be hip, fun, trendy, approachable and reachable by the large portion of TikTok-type users who actually want to learn to sing.

Pivot to new markets: We identified Speech Language Pathology (SLP) as an adjacent market for our platform with over 200,000 SLPs in the United States, which is 11.7x the size of the singing education market. An SLP is a specialized, credentialed health professional, who helps with rehabilitation and training of vocal health issues. Many SLP practitioners are singers and/or voice teachers and our VocaLoop® technology is equally beneficial in both realms. Employment of speech-language pathologists is projected to grow 29 percent from 2020 to 2030, much faster than the average for all occupations (source). New analysis indicates telehealth use has increased 38X from the pre-COVID-19 baseline (source). Further investments will be necessary for HIPAA Compliance and Telemedicine.

This means that by 2025, we hope to see ourselves successfully serving at least...

- 4% (1 million singers) of the available 25 million singers in America
- 50% of the teachers such that all are benefiting from our market design
- Creating happier, healthier life-long singers the world over
- Expanding markets beyond voice/music industry to telehealth

In closing, by expanding our platform to support group lessons which creates more market opportunity based on lowered entry-points, and by pushing our matching services to drive consumer adoption, we believe our continuous innovation has designed a go-to-market strategy to grow our business at scale.

We believe It's time to deploy our strategy on the voice industry that was irrevocably pushed toward online business models, and exploit our patents. We feel we are in a unique market position, which we think will benefit shareholders greatly. We believe the time is now in the market, and we are ready to launch. Invest in us, and invest in the voices of the future.



9:41
VOICE
LESSONS

Source: Voice Lessons App

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.



July 2016
Mike Elson founded VoiceLessons .com!
Mike had to move away from his favorite voice teacher and wanted a way to study from a far, so he built a software program!
August 2017
Early Version 1.0 Product Launch
Started testing and using the software with a small test group of teachers and students.
August 2019
Version 2.0 Launch
Completed design and build of next version of software
February 2020
NATS Launch and COVID-19 Impact
Began marketing effort to NATS members one month before COVID lockdown. Instead of running a controlled launch, we were inundated with new users.
February 2021
Started Matching Marketplace Testing
Successfully matched thousands of students to teachers.
July 2022
Launch on StartEngine!
Now you can own part of the company!
July 2022
Anticipated Marketplace Launch
Enroll teachers and students into the marketplace so they can match and start learning and growing
September 2022
Anticipated Group Lessons Launch
Bring this to the marketplace to leverage teachers' time.
2023
Anticipated Vocal.ly And Beyond
Expand into larger market for service of ages 12-20 and into Speech Language Pathology Telehealth.

In the Press



SHOW MORE

Meet Our Team



Mike Elson

Founder, CEO, Director, CTO, President, Secretary, & Treasurer

Veteran Software Entrepreneur, Passionate Technologist, Developer, and Singer/Songwriter.

Professional programmer at age 19 built all the tech and IT team for ProSites.com which was acquired for $10M and provided as high as 12.9x returns for the early investors.



Laura Wayte

Service Manager - Part Time

Longtime singer, teacher, and producer of performances. Loves online teaching and working on big projects. Laura Wayte works as a part-time contractor for VoiceLessons. Laura works 30 hours per week at VoiceLessons.



Matt Edwards

Director of Education - Part Time

Associate Professor of Voice and Voice Pedagogy, Voice Researcher, Author of "So You Want to Sing Rock 'n Roll." Committed to introducing the masses to evidence-based voice teaching. Matt Edwards works as a part-time contractor for VoiceLessons. Matt works 5 hours per week at VoiceLessons.



Mike Perri

Senior Mobile Developer - Part Time

Software engineer and author of open source libraries for audio. Loves playing guitar and bass in between coding sessions. Mike Perri works as a part-time contractor for VoiceLessons. Mike works 5 hours per week at VoiceLessons.

Offering Summary

Company	VoiceLessons Inc.
Corporate Address	1101 S Milliken Ave Ste E #625, Ontario, CA 91761
Offering Minimum	$9,999.85
Offering Maximum	$1,069,999.70
Minimum Investment Amount (per investor)	$252.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	28,571
Maximum Number of Shares Offered	:	3,057,142
Price per Share	:	$0.35
Pre-Money Valuation	:	$3,412,500.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Base Perks:

-Invest in the first week, get 20% bonus shares

-Invest in the second week, get 15% bonus shares

-Invest in the first month, get 10% bonus shares

Amount-Based Perks:

-Invest $500+ and receive access to a private idea portal

-Invest $1,000+ and receive access to our digital course How The Voice Works*

-Invest $2,500+ and receive access to our digital courses How The Voice Works* and Singing With Style*

-Invest $5,000+ and receive a 4 pack of lessons valued at $500 ($125/hr per lesson)

-Invest $10,000+ and receive Private 1-on-1 Time with CEO and Instructor/Studio Owner Investors obtain credits for 1 year unlimited platform usage

* Lessons or Courses can be gifted to another person at investors discretion.

Audience-Based Perks:

-VoiceLessons.com Early Adopter - 10% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine OWNers' Bonus

VoiceLessons Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.35 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares of Common Stock for $35. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Early Adopter / NATS Member Audience-Based Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Download Our Perfect Pitch Deck

3 days ago


VOICE LESSONS
Download our
Pitch Deck
Today!

Hello VoiceLessons.com Community!

We've created an all new, easily accessible way for singers to perfect their craft - from anywhere, at any time - with our patented VocaLoop Technology.

We're expanding VoiceLessons.com's reach by adding in extra features, such as customized lessons and group sessions. By securing a partnership with the National Association of Teachers of Singing, we have access to their 6,000+ members worldwide.

As you may know, we're currently running an equity crowdfunding campaign on StartEngine.

VoiceLessons.com is changing the vocal training industry. To learn how, download our free pitch deck.

Here's a sneak peek of topics we cover:

- Our Mission
- The Problem With Audio Lag - SOLVED!
- Sales By Fiscal Year
- Market Fit/Growth
- Business Model
- Meet Management
- Investment Budget

Interested in learning even more about VoiceLessons.com?

Visit our raise page on StartEngine to read about the perks of becoming a member of our early investor community. Please share with your friends and network.

Warmly,

Mike Elson

Founder & CEO

VoiceLessons

Voicelessons.com hits all the right notes with investors

7 days ago


Top Reasons to
Invest
VO!CE
LESSONS

VoiceLessons.com provides a more accessible learning platform that benefits both vocal coaches and students worldwide. Our patented platform provides the next generation easier access to professional-grade instruction, training, and tools required to develop their own unique voices and unleash their full potential.

Some great reasons to invest now include:

- There are 16,000 voice teachers in the US alone, and 25 million singers.
- Every year, over 1 million new singers enter the market.
- 60% of voice teachers intend to continue working online - 4x increase
- Scaling our business into new directions - including teacher-student matchmaking tools & group lessons.
- VocaLoop® Technology - 3 utility patents granted with 4th still pending.

Our secured partnership with the National Association of Teachers of Singing enables us to reach their 6,000+ members. We're creating a marketplace to provide teachers with multiple income streams and price points, increasing their income by up to 3 times!

Join our investor community today! Please share this opportunity with your friends, family, and network!

Warmly,

Mike Elson

Last Chance to Register!

12 days ago



LAST CHANCE TO REGISTER
Investor Q&A Webinar
With Founder & CEO
Mike Elson
September 15th | 1:30 PST

Hello, VoiceLessons.com Community!

Please join me tomorrow, September 15th at 1:30 pm PST for a live Q&A webinar. I am available to answer any questions you may have on VoiceLessons.com's vision for the future of voice coaching.

We are transforming the learning experience for singers around the world while also assisting instructors in generating new revenue streams to expand their studios.

Our mission is to provide singers and instructors with the tools they need to succeed as performers and educators.

This is your last chance to register! Make your reservation for this exclusive virtual event today! Register today by clicking here. Remember to share this invitation to your friends, family, and network!

Warmly,
Mike Elson
Founder & CEO
VoiceLessons.com

Only 3 Days Left!

13 days ago



3 DAYS LEFT TO REGISTER
Investor Q&A Webinar
With Founder & CEO
Mike Elson
September 15th | 1:30 PST

Hello, VoiceLessons.com Community!

Please join me as I host a live **Q&A webinar this Thursday on September 15th at 1:30pm PST**. I am ready to answer any questions you may have about where VoiceLessons.com is taking the future of vocal coaching.

Our **VocaLoop® Technology** solves audio lag for custom-made vocal exercises with high-quality audio and video streaming.

By expanding our technology to group lessons, we can potentially increase our user base by up to 3x - while also helping teachers increase their earned money by up to 3x!

There's only **3 days left to register**! Make your reservation for this exclusive virtual event today!

Register today by clicking here. Remember to share this invitation to your friends, family, and network!

Warmly,
Mike Elson
Founder & CEO
VoiceLessons.com

VoiceLessons.com Offers Perks!

17 days ago


VOICE LESSONS
Get in on our
investor perks
today!

At VoiceLessons.com, we connect teachers and students to embrace the universal love of singing! One of the ways we encourage our passion is by providing a variety of affordable vocal training options, allowing us to reach a diverse array of potential students.

Our patented VocaLoop® Technology solves audio lag, providing high-quality audio and video streaming. We also include library functions and custom-made vocal accompaniment for any vocal exercise to help students reach their perfect pitch.

Some perks of being an early investor include:

- $500+ Investment - Access to a private idea portal.
- $1,000+ Investment - Access to our digital course, “How The Voice Works”.
- $2,500+ Investment - Access to our digital courses, “How The Voice Works” & “Singing With Style”.
- $5,000+ Investment - Receive a 4 pack of lessons valued at $500!
- $10,000+ Investment - Private 1-on-1 time with CEO & Instructor/Studio Owner, credits for 1 year unlimited platform usage!

The Digital Learning Pulse survey found that after the 2020-2021 school year, 76% of community college students said they "somewhat" or "strongly" agreed they would like to take some online courses in the future.

Our internal research indicates that 36.5% of students who wouldn't study live with a vocal coach would feel comfortable training online. Around 55% of the 25 million singers looking to improve either don’t know where to get started or can't afford private lessons.

VoiceLessons.com combines the personalized elements of 1-on-1 vocal training with our patented VocaLoop® Technology to deliver the most affordable online singing lessons - lessons that students can take whenever, wherever.

Learn more about the benefits of joining our investor community.

Please share this opportunity with your friends, family, and other singers in your life.

Warmly,

Mike Elson
Founder & CEO

VoiceLessons.com’s Live Webinar – Next Week!

19 days ago


TIME IS SHORT TO REGISTER
VOICE LESSONS
Investor Q&A Webinar
With Founder & CEO
Mike Elson
September 15th | 1:30 PST

Hello, VoiceLessons.com Community!

As CEO of VoiceLessons.com, I want to personally invite you to an exclusive virtual webinar happening next week.

I will be hosting a live Q&A webinar on September 15th at 1:30pm PST. I am ready to answer any questions you may have about my company and our goals for transforming the vocal training industry.

The market for online instruction has grown by 4x since the pandemic. Before, only 15% of teachers worked online. As of August 2021, 60% of voice teachers said they intend to continue teaching online after COVID restrictions are lifted.

The clock is ticking! Register today by clicking **here**. Please extend this invitation to your friends, family, and network!

Warmly,
Mike Elson
Founder & CEO
VoiceLessons.com

VoiceLessons.com: Equity Crowdfunding 101

19 days ago


EQUITY CROWDFUNDING 101
VOICE LESSONS
We're Live on
start engine

We were inspired to create VoiceLessons.com to develop a better, more affordable learning platform to benefit vocal coaches and students worldwide. Our patented platform provides the next generation easier access to professional-grade instruction, training, and tools required to develop their own unique voices and unleash their full potential.

We've come a long way since its inception back in 2016. Version 3 is in its final stages of development as we prepare to launch our new teacher-student matchmaking tool, followed by Group Lessons. Our research shows that expanding into Group Lessons puts us on a strong pathway to continue growing fast.

Everything You Need to Know About Crowdfunding

Did you know that fewer than 1% of U.S. companies have raised capital from venture capitalists? Equity crowdfunding has made it possible for people (the crowd) to invest in early stage, privately held companies for shares before they go public.

Regulation Crowdfunding (Reg CF) has provided a new way for startups to raise capital from the general public. In the past, only accredited investors like wealthy angel investors or venture capitalists were able to invest in startups and small businesses with restricted offerings.

However, Reg CF has made it so every day, non-accredited investors can now own shares in businesses that have been vetted by a registered funding portal like Netcapital.

Related Article: What Does the New Reg CF Expansion Mean for Equity Crowdfunding Marketing?

Previously, you had to have an income of at least $200K a year or a networth of at least $1M to get in on the ground floor of potentially huge companies. Title III of the JOBS Act changed that, allowing anyone to invest and permitting companies to receive up to $5M in funding (previously $1.07M).

The JOBS Act has been a boon to the capital markets. It has provided an opportunity for smaller businesses to raise capital and offer an ownership stake to more investors than ever before.

Invest Today!

There are 16,000 voice teachers in the US alone, and 25 million singers. Every year, over 1 million new singers enter the market.

Since the pandemic, a shift has occurred in how teachers and students interact. As of August 2021, 60% of voice teachers intend to continue working online even after COVID restrictions are lifted.

Our secured partnership with the National Association of Teachers of Singing enables us to reach their 6,000+ members. We're striving to create a marketplace to provide teachers with multiple income streams and price points.

Please share this opportunity with your friends, family, and network!

Warmly,
Mike Elson
Founder & CEO

VoiceLessons.com Goes Beyond $45K Milestone!

26 days ago


VOICE
LESSONS
$45K
RAISED
invest now on
start engine

We are thrilled to announce VoiceLessons.com has already raised over $48K for our campaign on StartEngine! A big thank you to our growing investor community for your generous contributions.

VoiceLessons.com is leading the way in making the best technology for vocal training easily accessible online - so you can practice anywhere, anytime.

We're just getting started!

By expanding our VocaLoop® technology to group lessons, we can potentially increase our user base by up to 3x, while also helping teachers increase their earned money by up to 3x.

Our patent-protected platform gives everyone easy access to professionally curated vocal training so they can develop their voices and unleash their potential – with unparalleled access to our phenomenal network of over 3,000 teachers.

Please share this opportunity with your friends, family, and singers in your network!

Warmly,
Mike Elson
Founder & CEO

Interview with CEO Kevin Lee from eMarketing Association

about 1 month ago

Coming soon - Interview with the eMarketing Association on August 24, 2022

EMA | eMarketing Association

Join CEO Kevin Lee from eMarketing Association on an interview with Mike Elson, Founder & CEO of VoiceLessons.com where we cover topics from our origin story, typical users, market research, pivoting our offer to the "right market", marketing for multi-sided marketplace controlled growth, secondary usages of voice lessons, and more.

We'll post the interview and article when it goes up on:

https://www.emarketingassociation.com/

Subscriptions and How Do We Make Money?

about 1 month ago

Many of you have been asking us, how does VoiceLessons.com make money?

As a startup, we have run several marketing campaigns on both sides of the market (teachers and students) to test offers, price points, and interest in our services and products. The 3 main products and services we offer today are our Web Studio Platform, Lead Singer Matching, and Digital Courses.

From day one of our Web Studio Platform we have collected platform subscriptions. We started on the instructor side (which, in hindsight, was the most difficult area to scale) by marketing first to voice teachers, vocal coaches, and instructors to offer them a best-of-class solution for their online teaching studios. Teachers use the platform to teach private lessons to one student at a time. We collected over $200,000 since inception but have realized this model was limited in its ability to scale our business into the size and goals we aim to achieve. You can view the current BYOS (Bring-Your-Own-Students) plans here. There are multiple tiers and we collect fees based on the number of active students per month up to an unlimited plan.

As a referral agency in the state of California, we do not employ teachers. Instead, to help them grow their studios, we offer our Lead Singer plan which is a pay-per-lead model also sold on subscriptions. Plans range from $39 to $99 with larger plans in the works for our new version matching marketplace. Teachers create their profile, setting up matching criteria and advanced filtering features that connect them with students. Our new matching system, including student profiles and matching criteria, will be FREE for singers looking to find a teacher but will have monetization plans that include subscriptions to advanced filters. In the new system, teachers must have the base matching profile listing plan. The pay-per-lead model will use credits much like other online dating services (Tinder and Bumble) with in-app purchases and consumable subscriptions.

Our digital courses are exceptional in their Hollywood-level production, our top notch instructors, and their quality education content. How The Voice Works, Singing With Style, and How To Run Your Voice Studio have been sold in single payment and split payments with the goal of building up our premium course library as well as bundling content with a library of courses other instructors can list to be sold within our online learning system. Currently we are collecting interest from the community of teachers and have several committed teachers coming aboard! We will begin bundling to mix and match offers in our new version 3. Eventually as enough courses exist we will transition the courses into subscription plans similar to how Masterclass started with one-time courses and then transitioned to a subscription plan.

We always have and always will be collecting those monthly subscriptions for our platform services. As a software-as-a-service (SaaS) business, we enjoy building our base of subscribers and growing the revenue streams. As a SaaS business plus digital content creator and aggregator of digital IP, we believe mixing self-guided educational content with our patented platform accelerates learning and maximizes results for singers, instructors, and our shareholders.

Lastly, for the exact specifics about the monetization plans for Group Lessons, please stay tuned to our campaign! But if you guessed Subscription plans, you are exactly right. We are betting the farm on group lessons offered at the right consumer price points which will invigorate our teacher community to create group classes that are interesting, engaging, entertaining and productive. This will open up a whole new and large portion of the singing student market who cannot or will not pay for private lessons despite wanting to improve their singing.

This year, we will complete our suite of offers on the singer (AKA consumer) side of the market with monthly budgets starting with self-guided content and digital courses under $10 per month and up, e-learning plans from $20 per month and up, group lesson plans from $30 to $100 per month, and private one on one lessons (sold by independent instructors) starting around $240/month and up.

We offer something for everyone, and will unlock the mass market with subscription offers that can scale! So, now that you can understand more about our subscriptions, what are you waiting for?

INVEST TODAY!

Cheers,

Mike

P.S. Oh yea, and don't forget about the holidays and gifts for lessons. Just to catch the seasonal gifts that people contact us about gift cards for friends and family members, children or grandchildren, we opened a store.

SHOW MORE UPDATES

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James R. 3 days ago

Hi

I am Head of Finance & Strategy overseeing the Financial Planning & Analysis, Investor Relations, Strategy and Corporate Development teams. We're committed to helping and entrepreneurs provide innovative business and Investment solutions cultivate strategic partnerships

Kindly email a copy of your business plan/executive summary (Pitch deck) to an accredited angel investor who would be interested in financing your business deal and support project proposal.

Name: Dr Fumitoshi Tawara
Email: investorfumitoshitawara5913@gmail.com

As a global investment firm, we foster diverse perspectives and embrace innovation to help our clients navigate the uncertainty of the capital market.

Regards
James, CFA
Chief Financial Officer

0

Christopher Z. 10 INVESTMENTS 3 months ago

Form C link is broken: Returns an error page on Edgar.

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California Investor Only - Do Not Sell My Personal Information

;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

Hi I'm Mike Elson, founder of VoiceLessons.com.

We make it simple for instructors and students to have live one-to-one voice lessons. Our mission is to reach billions of singers world-wide who are unaware that everyone has the capacity to develop and improve their singing voice.

I started the company in 2016, the year after I moved for my day job; however, I wanted to continue the lessons I had started with an awesome voice teacher I found, because finding an instructor that works well can be difficult. Doing it all remotely was a challenge and there were many problems along the way. Ever since then, I've made it my mission to make it easy for instructors and students to have flawless, life-changing voice lessons - anywhere and anytime.

First we developed our patented "desktop and web voice" platform which totally eliminates frustrating audio lag from one-on-one Internet voice lessons. Then we added the ability for instructors and students to find each other and meetup for private lessons. Next, we are working to complete our "total marketplace for voice" by adding new tools for instructors and students. VoiceLessons.com will be the essential hub providing all of the features necessary for everyday business, seamless billing, scheduling, and more.

According to our research, as many as 55% of the 25 million singers online looking to improve have never had a single voice lesson and do not know how to get started or can't afford private lessons.

Students from our other survey told us almost 10% of singers who are interested in lessons would ONLY study online, not in person. As for professional voice teachers, many don't have the time for the neverending changes in online marketing. Our solution connects singers with instructors to solve these issues and grow this market.

The past two years have brought new customers to VoiceLessons.com, which we believe has validated our model and patents. Our matching marketplace design has the potential to grow our existing teacher subscription base by helping them scale so we can scale. By pivoting to lower pricing with a new group lesson feature, we can meet consumer's budgets and help teachers leverage their time.

Our actual students who have signed up on VoiceLessons.com, tell us 66% of their budgets are under $100 per month which makes weekly lessons unreachable for most of the market. So we aim to unlock new larger opportunities afforded by our 3 utility patents and 4th pending patent.

Online voice instruction has grown in popularity among professional instructors. Prior to COVID-19, we found that only around 15% of voice teachers would even admit to teaching online. A recent survey showed that 60% of teachers will continue giving online lessons post-pandemic. That's a 4x increase to our original market potential.

Our national partnership with NATS gives us privileged access to the nation's largest professional teacher association with more than 6,000 members -- all of whom will be shown the benefits of our newest software with a personal invitation to join.

We believe our new version 3 is a vital pivot point into becoming "the marketplace" for online voice instruction. Our new mobile first app is designed to scale. Adding group lessons allows teachers to leverage their time and to increase their income by up to 3x resulting in the students gaining access at affordable price points.

And we anticipate that our future will be even brighter. We have identified additional pivots to two larger markets: Our hip, gamified under-20 brand called vocal.ly; and the adjacent Speech Language Pathology Telemedicine market. According to the U.S. Bureau of Labor and Statistics, Employment of speech-language pathologists is projected to grow 29 percent from 2020 to 2030 and McKinsey & Company reports that New analysis indicates telehealth use has increased 38X since the pre-COVID-19 baseline.

With VoiceLessons.com, students grow their talent at every turn, and voice teachers will love creating a full and sustainable business.

Invest today, as we encourage the world to sing and sing their hearts out!

<u>Videos on Campaign Page</u>

Greg the digital nomad (Why Invest)

Hi, I'm Greg. And I've been making a living using voice lessons.com for the last three and a half to 40 years. Thanks to the technology. I am now able to move to Portugal, which has been a dream of mine for a long time. And I can keep all my students. I'm staying at a lovely Airbnb in prince Perry in Lisbon Portugal. And this is my simple setup. There it is. It's all I had to do to get going. And this is my view. Pretty amazing. So I just finished working with my student, Anna, who is actually in Boston, and I've been working with her for about a year from Los Angeles. And now that I'm in Lisbon, who just did a lesson and it worked beautifully. So wave Anna, as you can see, it's pretty sweet. I'm enjoying living in Europe and will continue to do so and be able to teach my students on voice lessons.com. I am truly a digital Nomad.

Zach Bencal from Aladdin (Why Invest)

Hey everybody. I'm Zach Benal and I play Bobak and Disney's Aladdin on Broadway. Voice lessons.com was a godsend to me during the pandemic. All my performing jobs were canceled. Nobody wanted to take voice lessons in person. And I had to relocate with my family during a time in the market without many students at all. But voice lessons.com made it possible for me to earn a living, teaching people located far away. The tech is very effective for voice teachers, because it includes all the specialized needs that we have. But I'm back on Broadway full time now. Yay. Which is great. But voice lessons.com was a paradigm shift for the way that I teach voice lessons will be part of my career as an active professional and performer and teacher. So I highly suggest you sign up today. Bye.

Testimonial Video (The Solution)

Speaker 1:

My name is Nicolette Mass, and I am from San Diego, California.

Speaker 2:

My name is Greg Safel. I live in Hollywood, California.

Speaker 1:

I've been teaching for over five years now.

Speaker 2:

I've been teaching voice for over 20 years. If you're on the fence about using voice lessons.com, you have nothing to lose to try it because it really does

Speaker 1:

Work. So my main concern about using an online platform would be that the quality would not be the same as an in person lesson. And I feel like it has far exceeded my expectations. It's

Speaker 2:

Like the person is in the room with me. I think it's the closest thing you're gonna get to actually being in the same room with your student,

Speaker 1:

As someone who formally taught only in person lessons and moving to an all online lesson studio. I love the convenience of just being able to teach from anywhere.

Speaker 2:

One of my favorite things about using the voiceless platform is that I can teach in other cities right now. I'm teaching in San Francisco, Atlanta, Chicago.

Speaker 1:

I've been able to grow my studio using this platform because I am able to teach a wider audience of singers singers from all over the us. And also internationally.

Speaker 2:

It's gonna give you freedom. You're gonna be able to expand your studio and you can work from home

Speaker 1:

For my students. The voice lessons.com app is super easy and efficient. They're able to watch their lessons back at any point. And it's all in one place

Speaker 2:

I can teach in real time with no delay, no lag, no cancellation. Like you get on Skype and FaceTime and zoom.

Speaker 1:

I don't have to travel to a facility anymore. I'm able to take more students then because of that, because I have more time

Speaker 2:

Because I'm working on this platform. I have more freedom for my own creative pursuits.

Speaker 1:

It's just a very cool experience online.

How The Current Software Platform Works (Overview)

Narrator: Here we have the teacher view of VoiceLessons software, with the large student image and with a keyboard to control the lesson. On the right side is the playlist where the exercises and songs are viewed and controlled.

Narrator: This is how the software looks to the student.

Mike: "I'm going to show you how it works. We've got a keyboard in front of me. We've got a pause key, a stop key, a record key. So I'm gonna record a simple exercise. Jonathan sing this on ah for me.

Jonathan: ah…

Narrator: Mike has entered an exercise on his keyboard which is playing on Jonathan's computer, not Mike's. Mike is controlling the playback of the exercise entirely so he can customize the work Jonathan needs in order to improve. He can give him an endless variety of exercises just as if they were together and sitting at a piano.

Mike: … this one please.

Jonathan: ma ma ma ma ma

Mike: Hold it longer. …Good.

Mike: Now I'll do this one on ma 13531

Jonathan: ma ma ma ma ma

Mike: We also do support double chords so I'll play in 123454321. Sing na na na na na

Jonathan: na na na na na

Mike: Good

Narrator: The software also supports a library of songs and videos which can be created ahead of the lesson and then dragged and dropped directly from the library into a lesson for maximum efficiency and flexibility. Our software is also excellent for recording song accompaniment, making custom videos for students and delivering scores and lyrics to the student.

Then, between lessons, the student can access their lesson history in order to practice using the exact files the teacher created for them. It is customized and easy so every student improves and develops confidence.

Mike: There you go guys, our short little demo so you can see what we've got and thanks for tuning in.

Benefits to Teachers

Speaker 1:

Hey, voice teachers. You've probably thought about teaching voice lessons online, right? The problem is that it's typically not as good as teaching in person. Well, now it is. There's a way to teach your students online. That we believe is even better than teaching in your studio. I'm

Mike Elson, founder and CEO of voice lessons.com. One of the premier online tool for vocal development and instruction. We believe the voice lessons platform is nothing short of a revolution in the online voice training experience. Our patented technology gives teachers and students, the power, flexibility, and connectivity to do their very best work. You can build a library of lessons to be easily accessible by your students, even for offline practice and connect with your students anywhere. Using the mobile practice app. We have seen that teachers love our platform because we are one of the first and only services to beat the nagging problem of audio act, enabling you to remote play your keyboard and generate custom vocal exercises on the fly in near real time. But don't just take my word for it. Let's hear from some of our teachers.

Speaker 2:

The thing I like most about the voice lessons platform is that I can teach in real time with no delay, no lag, no cancellation. Like you get on Skype and FaceTime and zoom.

Speaker 3:

So I've been able to grow my studio using this platform because I am able to teach a wider audience of singers. So that includes singers from all over the us. And also internationally.

Speaker 1:

You'll be amazed how the platform empowers you to teach more effectively and grow in ways like never before, whether that's taking on more students or giving you more free time and the best part your students don't pay anything to learn from you to use the voice lessons platform. We offer a variety of affordable plans for teachers all backed by our 30 day. No questions asked guarantee. So what are you waiting for? Join the revolution and turbocharge your studio with voice lessons.com.

Singing Video - Heart of Stone - Six

(...)

Soon I'll have to go

I'll never see him grow

But I hope my son will know

He'll never be alone

'Cause like a river runs dry

And leaves it's scars behind

I'll be by your side

'Cause my love

Is set in stone

Yeahhh

(You can build me up, you can tear me down)

(You can try but I'm)

Unbreakable

(You can do your best, but I'll stand the test)

(You'll find that I'm unshakeable)

The fire's burnt

The wind has blown

The water's dried, you'll still find stone

My heart of stone

Can't break me

Can't break me

Stone

Can't break me

Can't break me

Stone

Can't break me

You'll still find stone

My heart of stone

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "VOICELESSONS INC", FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF JUNE, A.D. 2022, AT 7:30 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6097202 8100
SR# 20222724636

Authentication: 203717150
Date: 06-20-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:30 PM 06/14/2022
FILED 07:30 PM 06/14/2022
SR 20222724636 - File Number 6097202

CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INCORPORATION OF VOICELESSONS INC

a Delaware Corporation

VoiceLessons Inc (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**General Corporation Law**"), hereby certifies as follows:

1. That the name of this Corporation is VoiceLessons Inc, and that this corporation was originally incorporated pursuant to the General Corporation Law on July 15, 2016, under the same name.

2. This Certificate of Amendment (the "**Certificate of Amendment**") amends and restates the provisions of the Corporation's Certificate of Incorporation filed with the Delaware Secretary of State on July 15, 2016 (the "**Certificate of Incorporation**").

3. The Certificate of Incorporation of the Corporation is hereby amended and restated in full to read in its entirety as set forth in EXHIBIT A attached hereto and EXHIBIT A attached hereto is hereby incorporated into this certificate by this reference as if fully set forth herein.

4. Said First Amended and Restated Certificate of Incorporation has been duly approved by the holders of the requisite number of shares of this Corporation and the Board of Directors of this Corporation and in accordance with provisions Section 228, 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this First Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 2nd day of June 2022.

VoiceLessons Inc

By: /s/ Michael J. Elson

Michael J. Elson, Chief Executive Officer

EXHIBIT A

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF VOICELESSONS INC

a Delaware Corporation

(Pursuant to Section 242 and 245 of the General Corporation Law of the State of Delaware)

ARTICLE 1

The name of this Corporation is "VoiceLessons Inc".

ARTICLE 2

The address of the Corporation's registered office in the State of Delaware is "InCorp Services, Inc, 919 North Market Street Suite 425, Wilmington, New Castle County, Delaware 19801". The name of the corporation's registered agent at such address is "InCorp Services, Inc".

ARTICLE 3

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE 4

This Corporation is authorized to issue one class of stock to be designated "Common Stock," with a par value of $0.00001 per share. The total number of shares which the Corporation is authorized to issue is twenty million (20,000,000).

ARTICLE 5

Except as otherwise provided in this certificate of incorporation, in furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE 6

The number of directors of this corporation shall be determined in the manner set forth in the Bylaws of this corporation.

ARTICLE 7

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE 8

Meeting of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the Bylaws of the Corporation.

ARTICLE 9

A director of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to this corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law is amended after approval by the stockholders of this Article 9 to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article 9 by the stockholders of this corporation shall not adversely affect any right or protection of a director of this corporation existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE 10

To the fullest extent permitted by applicable law, this corporation is authorized to provide indemnification of (and advancement of expenses to) agents of this corporation (and any other persons to which General Corporation Law permits this corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this corporation, its stockholders and others.

Any amendment, repeal or modification of the foregoing provisions of this Article 10 shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal or modification.

ARTICLE 11

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.